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12013177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

SEC FILE NUMBER
8-20744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2011</u> AND ENDING <u>DECEMBER 31, 2011</u>
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: <u>BILL PARKER AGENCY</u>

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

<u>4528 MILLRACE ROAD</u>
(No. and Street)

<u>SACRAMENTO</u>   <u>CA</u>   <u>95864-0826</u>
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
<u>BRENDA PARKER</u>   <u>(916)486-0783</u>
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>MISTRETTA ASSOCIATES</u>
(Name – *if individual, state last, first, middle name*)

<u>816 21ST STREET</u>   <u>SACRAMENTO</u>   <u>CA</u>   <u>95811</u>
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __BRENDA PARKER_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__BILL PARKER AGENCY_____ , as

of _DECEMBER 31_____, 20 _11___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__PROPRIETOR_____
Title

___See attached_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

_____   _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

State of California

County of ___Sacramento___

Subscribed and sworn to (or affirmed) before me on this

__22nd__ day of ___Feb_____, 20__12__, by
Date   Month   Year

(1)___Brenda Parker_____,
                  Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)_____,
                  Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____
                      Signature of Notary Public

C BARHAM
Commission # 1922601
Notary Public - California
Sacramento County
My Comm. Expires Feb 9, 2015

Place Notary Seal Above

━━━━━━━━━━━━━━━━ **OPTIONAL** ━━━━━━━━━━━━━━━━

*Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document: ___Annual Audited Rpt.___

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

Form
X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) X [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

BILL PARKER AGENCY [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

4528 MILLRACE ROAD [20]

(No. and Street)

SACRAMENTO [21]   CA [22]   95864 [23]

(City)   (State)   (Zip Code)

SEC FILE NO.
8-20744 [14]
FIRM I.D. NO.
2N06783 [15]
FOR PERIOD BEGINNING (MM/DD/YY)
JANUARY 1, 2011 [24]
AND ENDING (MM/DD/YY)
DECEMBER 31, 2011 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENDA PARKER [30]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]
[34]
[36]
[38]

(Area Code) — Telephone No.

(916)486-0783 [31]

OFFICIAL USE

[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40] NO XX [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   XX [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ___ 22 ___ day of ___ February ___ 20 12

Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner
2) _____
   Principal Financial Officer or Partner
3) _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MISTRETTA ASSOCIATES | 70 |

ADDRESS

816 21ST STREET | 71 | SACRAMENTO | 72 | CA | 73 | 95811 | 74 |

| Number and Street | City | State | Zip.Code |

CHECK ONE

   [x] Certified Public Accountant | 75 | **FOR SEC USE**

   [ ] Public Accountant | 76 |

   [ ] Accountant not resident in United States | 77 |
     or any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	BILL PARKER AGENCY	**N 3**		100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) DECEMBER 31, 2011 | 99

SEC FILE NO. _____ | 98

Consolidated ☐ | 198
Unconsolidated ☐ | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 18,119	200			$ 18,119	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	7,508	300	$	550	7,508	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ _____	130					
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ _____	150					
B. Other securities $ _____	160					
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ _____	170					
B. Other securities $ _____	180					
8. Memberships in exchanges:						
A. Owned, at market $ _____	190					
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 25,627	540	$	740	$ 25,627	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   as of DECEMBER 31, 2011

BILL PARKER AGENCY

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other ...commissions	11,521 [1205]	[1385]	11,521 [1685]
18. Notes and mortgages payable:			
A. Unsecured ...payable..	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 11,521 [1230]	$ NONE [1450]	$ 11,521 [1760]

Ownership Equity

			Total
21. Sole Proprietorship		15	$ 14,106 [1770]
22. Partnership (limited partners)	11 ($ [1020])		[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock			[1792]
C. Additional paid-in capital			[1793]
D. Retained earnings			[1794]
E. Total			[1795]
F. Less capital stock in treasury		16 (	[1796]
24. TOTAL OWNERSHIP EQUITY			$ 14,106 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 25,627 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

BILL PARKER AGENCY

as of DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 14,106	3480
2.	Deduct ownership equity not allowable for Net Capital	▾19 ( )	3490
3.	Total ownership equity qualified for Net Capital	14,106	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities	$ 14,106	3530
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) ▾17 $ _____	3540	
	B. Secured demand note delinquency _____	3590	
	C. Commodity futures contracts and spot commodities – proprietary capital charges _____	3600	
	D. Other deductions and/or charges _____	3610	( ) 3620
7.	Other additions and/or allowable credits (List)		3630
8.	Net capital before haircuts on securities positions	▾20 $ 14,106	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments $ _____	3660	
	B. Subordinated securities borrowings _____	3670	
	C. Trading and investment securities:		
	1. Exempted securities ▾18 _____	3735	
	2. Debt securities _____	3733	
	3. Options _____	3730	
	4. Other securities _____	3734	
	D. Undue Concentration _____	3650	
	E. Other (List) _____	3736	( ) 3740
10.	Net Capital	$ 14,106	3750

▾30

OMIT PENNIES

```
NET CAPITAL PER FOCUS REPORT FILED
FOR THE QUARTER ENDING DECEMBER 31,2011        $  18,540

REDUCTION OF OTHER RECEIVABLE AT DECEMBER 31,2011   (500)

NET CORRECTION,  INCREASE TO ACCRUED
EXPENSES AT DECEMBER 31,2011                       (3,934)

NET CAPITAL PER DECEMBER 31,2011
AUDITED FINANCIAL STATEMENTS                    $  14,106
```

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

BILL PARKER AGENCY

as of <u>DECEMBER 31,</u> 2011

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	772	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	9,106	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ...22	$	13,991	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 11,521	3790
17. Add:				
A. Drafts for immediate credit ...21	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 11,521	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% .82	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ...23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	BILL PARKER AGENCY

For the period (MMDDYY) from 1 / 1 / 11 [3932] to 12 / 31 / 11 [3933]
Number of months included in this statement   12   [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... 25 _____ [3938]
   c. All other securities commissions mutual funds and variable annuities .... 155,506 [3939]
   d. Total securities commissions .... 155,506 [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profit (loss) from underwriting and selling groups .... 26 _____ [3955]
5. Revenue from sale of investment company shares .... _____ [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue includes interest of $8 .... 8 [3995]
9. Total revenue .... $ 155,514 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ [4120]
11. Other employee compensation and benefits .... _____ [4115]
12. Commissions paid to other broker-dealers .... 74,225 [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... 1,460 [4195]
15. Other expenses .... 9,626 [4100]
16. Total expenses .... $ 85,311 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 70,203 [4210]
18. Provision for Federal income taxes (for parent only) .... 28 _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4338]
20. Extraordinary gains (losses) .... _____ [4224]
    a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 70,203 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ 10,106 [4211]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   BILL PARKER AGENCY

For the period (MMDDYY) from 1 / 1 / 11   to 1 2 / 3 1 / 11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$ 18,475	4240
A. Net income (loss)	70,203	4250
B. Additions (Includes non-conforming capital of _____ $ [4262])	88,678	4260
C. Deductions (Includes non-conforming capital of proprietor w/drawal (74,572) [4272])	(74,572)	4270
2. Balance, end of period (From item 1800)	$ 14,106	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ NONE	4300
A. Increases	NONE	4310
B. Decreases	NONE	4320
4. Balance, end of period (From item 3520)	$ NONE	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   BILL PARKER AGENCY   as of DECEMBER 31, 2011

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ...5,000..   X | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm₃₀ _____ | 4335 | _____ | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
▾31	4600	4601	4602	4603	4604	4605
▾32	4610	4611	4612	4613	4614	4615
▾33	4620	4621	4622	4623	4624	4625
▾34	4630	4631	4632	4633	4634	4635
▾35	4640	4641	4642	4643	4644	4645

Total $▾36 | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

BILL PARKER AGENCY

(A SOLE PROPRIETORSHIP)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended December 31, 2011

MISTRETTA ASSOCIATES

M Certified Public Accountants
Financial Management Consultants

M MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street   Robert Mistretta, CPA, MBA
Sacramento, CA 95811
916-497-0676
916-497-0677 - Fax

INDEPENDENT AUDITOR'S REPORT

Brenda Parker, Proprietor
Bill Parker Agency
Sacramento, California

I have audited the accompanying balance sheet of Bill Parker Agency (a sole proprietorship), as of December 31, 2011 and the related statements of income and proprietor's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bill Parker Agency, as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (Form X-17a-5(a)) which precede the aforementioned financial statements and this report; and in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Mistretta Associates

February 17, 2012

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
BALANCE SHEET
December 31, 2011

ASSETS

Current Assets	
Cash	$ 18,119
Commissions receivable	7,508
Total Current Assets	25,627
Furniture and Equipment, at cost, less accumulated depreciation of $11,633	-
Total Assets	$ 25,627

LIABILITIES AND PROPRIETOR'S EQUITY

Current Liabilities	
Commissions payable	$ 7,087
Accrued expenses	4,434
Total Current Liabilities	11,521
Proprietor's Equity	14,106
Total Liabilities and Proprietor's Equity	$ 25,627

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
STATEMENT OF INCOME AND PROPRIETOR'S EQUITY
Year ended December 31, 2011

Commission Income	$ 155,506
Expenses	
Commissions	74,225
Insurance	1,255
Office expense	362
Advertising	1,063
Regulating fees and expenses	1,460
Accounting and auditing	3,700
Travel, lodging and meals	372
Postage	325
Computer software and repairs	2,549
Total Expenses	85,311
Net Income (Loss) From Operations	70,195
Other Income	
Interest	8
Total Other Income	8
Net Income (Loss)	70,203
Proprietor's Equity, December 31, 2010	18,475
Proprietor's withdrawals	(74,572)
Proprietor's Equity, December 31, 2011	$ 14,106

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
STATEMENT OF CASH FLOWS
Year ended December 31, 2011

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities	
Net income (loss)	$ 70,203
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Depreciation	-
Changes in assets and liabilities:	
Decrease in commissions receivable	1,629
Decrease in deposit	75
Increase in commissions payable/accrued expenses	2,937
Total Adjustments	4,641
Net Cash Provided By Operating Activities	74,844
Cash Flows From Financing Activities	
Proprietor's withdrawals	(74,572)
Net Cash Used By Financing Activities	(74,572)
Net Increase (Decrease) in Cash	272
Cash and cash equivalents, December 31, 2010	17,847
Cash and cash equivalents, December 31, 2011	$ 18,119

Supplementary Disclosure of Cash Flow Information

There was no interest paid during the period.

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2011

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Company. The policies reflect industry practices and conform to generally accepted accounting principles.

Company's Activities

The Company is engaged in the sale of variable annuities, mutual funds and life insurance to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by the issuing companies to Bill Parker Agency, which in turn pays commissions to the father of the proprietor as a security representative/life agent.

Furniture and Equipment

The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the assets, which are five to seven years.

Proprietors' Salaries

No provision has been made for salaries for the proprietor.

Income Taxes

No provision has been made for income taxes as the liability, if any, is that of the sole proprietor.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through February 17, 2012, the date on which the financial statements were available to be issued.

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2011

Note 2: Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2010:

	Cost	Accumulated Depreciation	Net Book Value
Office furniture and equipment	$ 1,530	$ 1,530	$ -
Computer equipment	10,103	10,103	-
	$ 11,633	$ 11,633	$ -

Note 3: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. At December 31, 2009, the Company had net capital of $14,106.

Note 4: Related Party Transactions

Commissions expense for the year ended December 31, 2011 included in the statement of income were earned by the father of the sole proprietor.

BILL PARKER AGENCY
(A SOLE PROPRIETORSHIP)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2011

Bill Parker Agency does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3

- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3

- A Reconciliation pursuant to Rule 17a-5(d)(4)

M MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street   Robert Mistretta, CPA, MBA
Sacramento, CA 95811
916-497-0676
916-497-0677 - Fax

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Proprietor
Bill Parker Agency
Sacramento, California

I have examined the financial statements of Bill Parker Agency for the year ended December 31, 2011 and have issued my report thereon dated February 17, 2012. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Company is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2011, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that substantially all accounting functions are performed or directed by one individual (sole proprietor with assistance from a prior partner, father of the sole proprietor). This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although, not a formal control, the proprietor has full access to all accounting records and is extremely familiar with the transactions and business activities of the Proprietorship.

Mistata Associates

February 17, 2012